Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1.  Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2010, December 31, 2010 and June 30, 2011	3
Unaudited Condensed Consolidated Income Statements for the Three and Six months ended June 30, 2010 and June 30, 2011	4
Unaudited Condensed Consolidated Cash Flow Statements for the Three and Six months ended June 30, 2010 and June 30, 2011	5
Notes to the Unaudited Condensed Consolidated Financial Statements	7

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2010, December 31, 2010 and June 30, 2011

	Note	June 30, 2010	December 31, 2010	June 30, 2011
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$260,256	$404,450	$344,061
Restricted cash		246,462	222,464	191,026
Trade receivables, net of provisions		47,991	49,055	60,895
Flight equipment held for operating leases, net	5	7,624,655	8,061,260	8,158,226
Flight equipment held for sale		39,442	—	26,536
Net investment in direct finance leases		31,692	30,069	27,327
Notes receivable, net of provisions	6	9,861	15,497	14,531
Prepayments on flight equipment		259,387	199,417	129,042
Investments		29,775	72,985	78,345
Goodwill		6,776	6,776	6,776
Intangibles		70,498	58,637	48,809
Inventory		125,057	121,085	132,796
Derivative assets		23,447	55,211	58,873
Deferred income taxes		108,080	94,560	85,613
Other assets	7	214,980	209,141	208,181
Total Assets	14	$9,098,359	$9,600,607	$9,571,037
Liabilities and Equity
Accounts payable		$25,724	$16,045	$20,827
Accrued expenses and other liabilities	8	94,975	121,389	86,700
Accrued maintenance liability		371,482	420,824	433,841
Lessee deposit liability		139,357	130,031	107,606
Debt	9	6,393,867	6,566,163	6,519,233
Accrual for onerous contracts		12,477	12,928	6,739
Deferred revenue		57,050	60,061	48,505
Derivative liabilities		81,973	55,769	31,364
Total Liabilities		7,176,905	7,383,210	7,254,815
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 149,232,426 ordinary shares issued and outstanding)		1,163	1,570	1,570
Additional paid-in capital		968,625	1,333,025	1,336,850
Treasury stock		—	—	(1,449)
Accumulated other comprehensive income (loss)		—	5,005	(1,292)
Accumulated retained earnings		747,431	871,750	974,681
Total AerCap Holdings N.V. Shareholders’ Equity	10	1,717,219	2,211,350	2,310,360
Non-controlling interest	10	204,235	6,047	5,862
Total Equity	10	1,921,454	2,217,397	2,316,222
Total Liabilities and Equity		$9,098,359	$9,600,607	$9,571,037

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Six Months Ended June 30, 2010 and 2011

		Three months ended June 30,		Six months ended June 30,
	Note	2010	2011	2010	2011
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue		$260,695	$284,146	$436,005	$557,480
Sales revenue		328,131	74,471	510,585	155,560
Management fee revenue		2,515	4,680	5,048	9,350
Interest revenue		1,547	736	2,869	1,425
Other revenue		1,105	316	2,956	2,806
Total Revenues	14	593,993	364,349	957,463	726,621
Expenses
Depreciation	14	86,597	98,855	149,974	197,177
Asset impairment		2,721	4,984	2,721	12,733
Cost of goods sold		313,684	53,372	469,822	123,132
Interest on debt		75,529	86,047	126,931	148,920
Operating lease in costs		3,063	2,989	6,214	6,040
Leasing expenses		15,926	22,604	26,416	36,719
Provision for doubtful notes and accounts receivable		(224)	2,391	516	4,034
Selling, general and administrative expenses	11,12	34,899	62,433	64,778	91,272
Total Expenses		532,195	333,675	847,372	620,027
Income from continuing operations before income taxes		61,798	30,674	110,091	106,594
Provision for income taxes		(4,862)	(2,483)	(9,748)	(8,528)
Net income of investments accounted for under the equity method		680	2,517	1,246	5,171
Bargain purchase gain (“Amalgamation gain”), net of transaction expenses		—	—	274	—
Net Income		57,616	30,708	101,863	103,237
Net (income) loss attributable to non-controlling interest		(8,761)	134	(18,609)	(306)
Net Income attributable to AerCap Holdings N.V.	14	$48,855	$30,842	$83,254	$102,931
Basic and diluted earnings per share	13	$0.41	$0.21	$0.81	$0.69
Weighted average shares outstanding, basic and diluted		119,386,445	149,211,244	102,211,701	149,221,776

Certain reclassifications have been made to prior years consolidated income statements to reflect the current year presentation.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three and Six Months Ended June 30, 2010 and 2011

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
	(US dollars in thousands)

Net income	$57,616	$30,708	$101,863	$103,237
Adjustments to reconcile net income to net cash provided by operating activities:
Amalgamation gain (1)	—	—	(31,023)	—
Depreciation	86,597	98,855	149,974	197,177
Asset impairment	2,721	4,984	2,721	12,733
Amortization of debt issuance costs	7,024	10,097	12,330	17,548
Amortization of intangibles	6,959	4,555	10,162	9,828
Provision for doubtful notes and accounts receivable	(339)	2,391	357	4,034
Capitalized interest on pre-delivery payments	(153)	(13)	(313)	(52)
Gain on disposal of assets	(9,029)	(9,316)	(29,252)	(8,838)
Mark-to-market of non-hedged derivatives	19,497	13,311	41,836	(5,065)
Deferred taxes	3,520	2,246	6,235	10,105
Share-based compensation	678	2,029	1,557	4,302
Changes in assets and liabilities:
Trade receivables and notes receivable, net	4,501	(1,294)	6,151	(15,659)
Inventories	3,463	247	8,876	(121)
Other assets and derivative assets	(15,274)	(4,477)	(7,636)	(33,420)
Other liabilities and derivative liabilities	26,206	(9,479)	14,574	(50,749)
Deferred revenue	(749)	(2,815)	11,997	(10,612)
Net cash provided by operating activities	193,238	142,029	300,409	234,448
Purchase of flight equipment	(691,633)	(138,497)	(1,321,362)	(498,386)
Proceeds from sale/disposal of assets	283,137	33,408	425,763	59,351
Prepayments on flight equipment	(36,253)	(7,313)	(84,780)	(15,991)
Purchase of subsidiaries, net of cash acquired (*)	—	—	103,691	—
Purchase of investments	(7,500)	—	(7,500)	(2,500)
Purchase of intangibles	—	—	(9,006)	—
Movement in restricted cash	(31,977)	18,228	(74,260)	30,558
Net cash used in investing activities	(484,226)	(94,174)	(967,454)	(426,968)
Issuance of debt	896,904	728,339	1,616,282	1,134,243
Repayment of debt	(542,821)	(743,344)	(885,640)	(987,153)
Debt issuance costs paid	(25,353)	(9,793)	(35,284)	(24,612)
Maintenance payments received	12,491	18,795	40,407	52,702
Maintenance payments returned	(12,800)	(13,198)	(22,724)	(33,736)
Security deposits received	7,533	10,774	16,921	12,684
Security deposits returned	(14,564)	(19,233)	(17,128)	(25,950)
Repurchase of shares	—	(1,449)	—	(1,449)
Capital contributions from non-controlling interests	3,375	—	32,375	—
Net cash provided by (used in) financing activities	324,765	(29,109)	745,209	126,729
Net increase (decrease) in cash and cash equivalents	33,777	18,746	78,164	(65,791)
Effect of exchange rate changes	571	2,864	(525)	5,402
Cash and cash equivalents at beginning of period	225,908	322,451	182,617	404,450
Cash and cash equivalents at end of period	$260,256	$344,061	$260,256	$344,061
Supplemental cash flow information:
Interest paid	49,418	56,072	74,126	111,858
Taxes paid	1,449	96	1,464	1,296

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

For the Three and Six Months Ended June 30, 2010 and 2011

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
	(US dollars in thousands)

* Purchase of subsidiaries, net of cash acquired:
Consideration paid (34.4 million shares issued at a share price of $10.83)	—	—	$372,327	—
Fair value of net assets acquired	—	—	(403,350)	—
Amalgamation gain	—	—	31,023	—
Cash acquired	—	—	103,691	—
Purchase of subsidiaries, net of cash acquired	—	—	$103,691	—

Certain reclassifications have been made to prior years consolidated statements of cash flows to reflect the current year presentation.

(1)                                  The Amalgamation gain, net of transaction expenses, of $274 as presented in the consolidated income statement, consists of the Amalgamation gain of $31,023, as presented in the consolidated statement of cash flow and transaction expenses of $30,749.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in The Netherlands and have offices in Ireland, the United States, Singapore, China, the United Arab Emirates and the United Kingdom.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with ASC 805, “Business Combinations”, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. On November 27, 2006, we completed an initial public offering on The New York Stock Exchange, of 6,800,000 of our common shares at $23 per share generating net proceeds of $143,017 which we used to repay debt. On August 6, 2007 we completed the secondary offering of 20,000,000 additional ordinary shares at $25.90 per share. On March 25, 2010, the all-share acquisition of Genesis was completed (“the Genesis Transaction”) and increased our outstanding ordinary shares by 34,348,858. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha Capital PJSC (“Waha”). As part of this transaction our outstanding ordinary shares increased by 29,846,611. As of December 31, 2010, we had 149,232,426 shares issued and outstanding.

Variable interest entities

There have been no material changes to our variable interest entities from those disclosed in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011, except for the sale on June 1, 2011 of our 50% interest in three A330 aircraft that had been part of a joint venture with a third party.

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

2.  Basis for presentation (continued)

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2010. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of those for a full fiscal year.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

In the six months ended June 30, 2011, we changed our estimates of useful lives and residual values of certain older aircraft. The change in estimates is a result of the adverse market conditions for older fuel-inefficient aircraft that have negatively affected the useful lives and residual values for such aircraft. The effect on net income from continuing operations for the six months ended June 30, 2011 was to reduce net income by $4.6 million, or $0.03 basic and diluted earnings per share.

3.  Recent accounting pronouncements

ASU 2011-04

In May 2011, the FASB issued ASU 2011-04 (“ASU 2011-04”), Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this update change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements which include (1) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, and (2) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurement. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 will not have a material impact on our consolidated financial statements.

ASU 2011-05

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which gives the option to present the total of comprehensive income either in a single continuous statement of comprehensive net income or in two separate but consecutive statements. In either option, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. If a two statement approach is used, the statement of other comprehensive income should immediately follow the statement of net income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. It also requires the presentation on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement (s) where the components of net income and the components of other comprehensive income are presented. ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011 and should be applied retrospectively. The adoption of ASU 2011-05 will not have a material impact on our consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

4.  Fair value measurements

Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes our financial assets and liabilities as of June 30, 2011 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	June 30, 2011	Level 1	Level 2	Level 3
Cash and cash equivalents	$344,061	$344,061	$—	$—
Restricted cash	191,026	191,026	—	—
Derivative assets	58,873	—	58,873	—
Derivative liabilities	(31,364)	—	(31,364)	—
	$562,596	$535,087	$27,509	$—

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consist largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate caps, swaps and floors and foreign currency forward contracts. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates), foreign currency exchange rates in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

4.  Fair value measurements (continued)

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the book value of assets may not be recoverable. Assets subject to these measurements include aircraft and aircraft engines. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with the Impairment or Disposal of Long-Lived Assets standards and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions and appraisal data as to future cash proceeds from leasing and selling aircraft. In the six months ended June 30, 2011, we recognized impairment of $12,733 on three of our aircraft and five of our engines.

Our financial instruments consist principally of notes receivable, restricted cash, derivative instruments, debt and cash and cash equivalents. The fair value of notes receivable, restricted cash and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature. The fair values of our debt are estimated using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements. The book value and fair values of our financial instruments at June 30, 2011 are as follows:

	June 30, 2011
	Book value	Fair value
Assets
Notes receivable	$14,531	$14,531
Restricted cash	191,026	191,026
Derivative assets	58,873	58,873
Cash and cash equivalents	344,061	344,061
	$608,491	$608,491
Liabilities
Debt	$6,519,233	$6,163,726
Derivative liabilities	31,364	31,364
Guarantees	610	610
	$6,551,207	$6,195,700

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

5.  Flight equipment held for operating leases, net

At June 30, 2011 we owned 271 aircraft and 95 engines, which we leased under operating leases to 120 lessees in 55 countries. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Six months ended June 30, 2010	Twelve months ended December 31, 2010	Six months ended June 30, 2011
Net book value at beginning of period	$5,230,437	$5,230,437	$8,061,260
Fair value of flight equipment acquired through Genesis Transaction	1,337,412	1,337,412	—
Additions	1,695,997	2,531,719	601,449
Depreciation	(147,851)	(329,639)	(195,322)
Impairment	—	(11,764)	(12,733)
Disposals	(407,215)	(646,841)	(259,573)
Transfers to direct finance leases/flight equipment held for sale	(39,442)	(3,550)	(26,536)
Transfer to inventory	(44,673)	(46,514)	(10,319)
Net book value at end of period	$7,624,665	$8,061,260	$8,158,226
Accumulated depreciation/impairment at June 30, 2010, December 31, 2010 and June 30, 2011	$(671,877)	$(856,894)	$(1,014,195)

6.  Notes receivable

Notes receivable consist of the following:

	June 30, 2010	December 31, 2010	June 30, 2011
Secured notes receivable	$5,435	$12,882	$11,634
Notes receivable from lessee restructurings	4,426	2,615	2,897
	$9,861	$15,497	$14,531

7.  Other assets

Other assets consist of the following:

	June 30, 2010	December 31, 2010	June 30, 2011
Debt issuance costs	$136,282	$152,001	$153,759
Other tangible fixed assets	10,532	9,634	8,840
Receivables from aircraft manufacturer	22,316	18,281	19,104
Prepaid expenses	6,349	5,539	6,207
Other receivables	39,501	23,686	20,271
	$214,980	$209,141	$208,181

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

8.  Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	June 30, 2010	December 31, 2010	June 30, 2011
Guarantee liability	$1,826	$1,251	$610
Accrued expenses	51,730	73,691	41,262
Accrued interest	18,823	24,137	24,717
Lease deficiency	22,596	22,310	20,111
	$94,975	$121,389	$86,700

9.  Debt

Debt consists of the following:

	June 30, 2010	December 31, 2010	June 30, 2011 (1)
ECA-guaranteed financings	$1,382,199	$1,577,325	$1,653,760
ALS I debt	892,673	806,574	726,654
ALS II debt	861,546	803,852	753,946
Revolving credit facility	695,101	591,676	606,190
GFL securitization debt	625,616	627,704	629,847
TUI portfolio acquisition facility	331,481	313,223	279,653
AT revolving credit facility	279,662	291,628	309,374
Subordinated debt joint ventures partners	82,337	87,568	64,280
Other debt	1,243,252	1,466,613	1,495,529
	$6,393,867	$6,566,163	$6,519,233

(1)          As of June 30, 2011, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

A detailed summary of the principal terms of our indebtedness can be found in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011. There have been no material changes to our indebtedness since the filing of those reports except for the amendment to our revolving credit facility. Please refer to the indebtedness section of this report for a summary of significant changes to our revolving credit facility.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

10.  Equity

Movements in equity during the periods presented were as follows:

	Six months ended June 30, 2010
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,258,009	$155,323	$1,413,332
Net income for the period	83,254	18,609	101,863
Share-based compensation	1,557	—	1,557
Issuance of equity capital	372,327	—	372,327
Capital contributions from non-controlling interests	—	32,375	32,375
Sale to joint venture partner	2,072	(2,072)	—
End of the period	$1,717,219	$204,235	$1,921,454

	Twelve months ended December 31, 2010
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,258,009	$155,323	$1,413,332
Net income for the period	207,573	29,247	236,820
Share-based compensation	2,842	—	2,842
Issuance of equity capital	785,703	—	785,703
Other comprehensive income	5,005	—	5,005
Capital contributions from non-controlling interests	—	37,988	37,988
Purchase of non-controlling interests	(49,854)	(214,439)	(264,293)
Sale to joint venture partner	2,072	(2,072)	—
End of the period	$2,211,350	$6,047	$2,217,397

	Six months ended June 30, 2011
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$2,211,350	$6,047	$2,217,397
Net income for the period	102,931	306	103,237
Share-based compensation	3,825	—	3,825
Repurchase of shares	(1,449)	—	(1,449)
Other comprehensive income	(6,297)	—	(6,297)
Sale to joint venture partner	—	(491)	(491)
End of the period	$2,310,360	$5,862	$2,316,222

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

11.  Share-based compensation

AerCap Holdings N.V. Equity Grants

During the six months ending June 30, 2011, 935,000 AerCap Holdings N.V. restricted share units were granted under the NV Equity Plan. At June 30, 2011, there were 1,537,254 share options outstanding at an exercise price of $24.63 per share, 75,000 share options outstanding at an exercise price of $15.03 per share, 650,000 share options outstanding at an exercise price of $2.95 per share and 21,287 share options outstanding at an exercise price of $14.12 per share. At June 30, 2011, 1,212,254 outstanding options were vested and 1,071,287 options were subject to future time and performance-based vesting criteria. At June 30, 2011 1,760,000 restricted share units were outstanding and were all subject to future time and performance-based vesting criteria. Assuming that vesting criteria applicable to unvested share options and unvested restricted share units are met in the future, including performance criteria, and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $3.3 million during the remainder of 2011 and approximately $5.7 million, $5.2 million, $4.8 million and $1.7 million during the years 2012, 2013, 2014 and 2015 respectively.

12.  Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended June 30, 2010		Three months ended June 30, 2011		Six months ended June 30, 2010		Six months ended June 30, 2011
Personnel expenses(1)	$15,095	(1)	$22,821	(1)	$29,651	(1)	$44,348	(1)
Travel expenses	2,002		2,475		3,711		4,320
Professional services	5,091		4,543		8,714		8,286
Office expenses	2,464		2,653		4,732		5,931
Directors expenses	974		1,359		1,937		2,814
Aircraft management fee	2,856		25,619	(2)	3,146		27,043	(2)
Mark-to-market of derivative instruments	3,627		(839)		4,687		(8,424)
Other expenses	2,790		3,802		8,200		6,954
	$34,899		$62,433		$64,778		$91,272

(1)                                  Includes share-based compensation of $678, $2,030, $1,557 and $4,303 in the three and six months ended June 30, 2010 and 2011, respectively.

(2)                                  Includes a one-off charge of $24,500 relating to the buy-out of the Genesis portfolio servicing rights in the three and six months ended June 30, 2011.

13.  Earnings per common share

Basic and diluted earnings per share is calculated by dividing net income by the weighted average of our common shares outstanding. As disclosed in Note 11, there are 4,043,541 share options and restricted share units outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Three months ended June 30, 2010	Three months ended June 30, 2011	Six months ended June 30, 2010	Six months ended June 30, 2011
Net income for the computation of basic and diluted earnings per share	$48,855	$30,842	$83,254	$102,931
Weighted average common shares outstanding	119,386,445	149,211,244	102,211,701	149,221,776
Basic and diluted earnings per common share	$0.41	$0.21	$0.81	$0.69

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

14.  Segment information

Reportable Segments

We manage our business, analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft (“Aircraft”) and leasing, financing and sales of engines and parts (“Engine and parts”). The following sets forth significant information from our reportable segments:

	Six months ended June 30, 2010
	Aircraft	Engines and parts	Total
Revenues from external customers	$853,095	$104,368	$957,463
Segment profit	85,836	(2,582)	83,254
Segment assets	8,614,843	483,516	9,098,359
Depreciation	142,175	7,799	149,974

	Six months ended June 30, 2011
	Aircraft	Engines and parts	Total
Revenues from external customers	$583,371	$143,250	$726,621
Segment profit	104,880	(1,949)	102,931
Segment assets	9,060,031	511,006	9,571,037
Depreciation	187,343	9,834	197,177

15.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011. There have been no material changes to our commitments and contingencies since the filing of those reports.

16.  Subsequent events

On July 15, 2011, we entered into a purchase-leaseback arrangement with American Airlines (“American”) to finance up to 35 Boeing 737-800 Next Generation aircraft. AerCap will purchase the aircraft from American and immediately lease the aircraft back to American under a purchase-leaseback financing arrangement. The financing of each aircraft under this arrangement will be subject to certain terms and conditions. The aircraft will be delivered in the period 2011 through 2014. According to Ascend, the appraised value of the 35 aircraft is approximately $1.5 billion to $1.6 billion.

On August 2, 2011, we entered into an agreement with International Lease Finance Corporation (ILFC) for the sale of our wholly-owned subsidiary AeroTurbine, Inc. The closing of the AeroTurbine transaction, which is expected to occur in the coming months, remains subject to certain closing conditions and regulatory approvals. The purchase price for all of the outstanding shares of AeroTurbine is $228 million. AerCap will continue to guarantee until December 14, 2011 AeroTurbine’s obligations under its $425 million revolving credit facility, of which $309.4 million was drawn as of June 30, 2011. ILFC will, in turn, provide AerCap with a guarantee of any payments that AerCap may be required to make under the credit facility pursuant to such guarantee until such date. It is expected that AeroTurbine will seek to amend and restate the credit facility in its entirety prior to December 14, 2011. The sale of AeroTurbine will create a pre-tax book loss of approximately $20 million. In addition to the pre-tax book loss we will incur approximately $22 million in transaction expenses and a deferred tax asset of approximately $8 million will no longer be recoverable as a result of the sale. The total loss including all items on this transaction as described above will therefore be approximately $50 million.

On August 5, 2011, we announced that AerCap’s Board of Directors approved a new share repurchase program. The new repurchase program will run through December 30, 2011 and will allow total repurchases of up to $50 million in 2011, inclusive of amounts repurchased through June 30, 2011 under the previous program. In the second quarter we acquired 118,237 shares for a consideration of $1.4 million under the previous program.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our 2010 Annual Report on Form 20-F, filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

Aircraft Portfolio

As of June 30, 2011, we owned and managed 319 aircraft. We owned 271 aircraft and managed 48 aircraft. As of June 30, 2011, we leased these aircraft to 112 commercial airlines and cargo operator customers in 53 countries. As of June 30, 2011, we also had five new Airbus A320 family narrow-body aircraft, seven new Airbus A330 wide-body aircraft and 15 new Boeing 737-800 aircraft (consisting of ten firm aircraft and five purchase rights) on order. In addition we also signed contracts for the sale of ten aircraft, letters of intent for the sale of thee aircraft and contracts for the purchase of two aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totaled 335 aircraft as of June 30, 2011.

	Owned portfolio		Managed portfolio		Number of aircraft under
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order	sale contract or letter of intent	Total owned, managed and ordered aircraft
Airbus A300 Freighter	1	0.3%	—	—	—	1
Airbus A319	30	10.3%	—	—	—	30
Airbus A320	114	39.2%	9	5	(1)	127
Airbus A321	20	7.5%	2	—	—	22
Airbus A330	22	20.9%	4	7	(1)	32
Boeing 737Classics	15	1.3%	26	—	(5)	36
Boeing 737NGs	43	14.9%	—	15	—	58
Boeing 747	2	1.0%	—	—	—	2
Boeing 757	8	1.0%	1	—	(4)	5
Boeing 767	5	2.0%	2	—	—	7
Boeing 777	—	—%	2	—	—	2
CRJ-705	—	—%	1	—	—	1
CRJ-900	4	0.9%	—	—	—	4
MD-11 Freighter	1	0.3%	1	—	—	2
MD 83	4	0.1%	—	—	—	4
ERJ170-100	2	0.3%	—	—	—	2
Total	271	100.0%	48	27	(11)	335

Engine Portfolio

We maintain a portfolio of high-demand, modern and fuel-efficient engines. As of June 30, 2011, we owned 95 engines. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of June 30, 2011, 69 of our 95 engines were CFM56 series engines manufactured by CFM International.

Inventory

Our inventory consists of aircraft parts and engine parts. The aircraft parts and engine parts sales allow us to increase value of our aircraft and engine assets by putting each sub-component (engines, airframes and related parts) to its most profitable use. We sell aircraft parts and engine parts primarily to parts distributors and maintenance, repair and overhaul (“MRO”) service providers.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011.

Comparative Results of Operations

	Six months ended June 30,
	2010	2011
	(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue	$436,005	$557,480
Sales revenue	510,585	155,560
Management fee revenue	5,048	9,350
Interest revenue	2,869	1,425
Other revenue	2,956	2,806
Total Revenues	957,463	726,621
Expenses
Depreciation	149,974	197,177
Asset impairment	2,721	12,733
Cost of goods sold	469,822	123,132
Interest on debt	126,931	148,920
Operating lease in costs	6,214	6,040
Leasing expenses	26,416	36,719
Provision for doubtful notes and accounts receivable	516	4,034
Selling, general and administrative expenses	64,778	91,272
Total Expenses	847,372	620,027
Income from continuing operations before income taxes	110,091	106,594
Provision for income taxes	(9,748)	(8,528)
Net income of investments accounted for under the equity method	1,246	5,171
Bargain purchase gain, net of transaction expenses	274	—
Net Income	101,863	103,237
Net (income) loss attributable to non-controlling interest	(18,609)	(306)
Net Income attributable to AerCap Holdings N.V.	$83,254	$102,931
Basic and diluted earnings per share	$0.81	$0.69
Weighted average shares outstanding, basic and diluted	102,211,701	149,221,776

Six months ended June 30, 2011 compared to six months ended June 30, 2010

Revenues. The principal categories of our revenue and their variances were:

	Six months ended June 30, 2010	Six months ended June 30, 2011	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$399.3	$498.5	$99.2	24.8%
Maintenance rents and other receipts	36.7	59.0	22.3	60.8%
Sales revenue	510.6	155.5	(355.1)	(69.5)%
Management fee revenue	5.0	9.4	4.4	88.0%
Interest revenue	2.9	1.4	(1.5)	(51.7)%
Other revenue	3.0	2.8	(0.2)	(6.7)%
Total	$957.5	$726.6	$(230.9)	(24.1)%

•                  Basic rents increased by $99.2 million, or 24.8%, to $498.5 million in the six months ended June 30, 2011 from $399.3 million in the six months ended June 30, 2010. The increase in basic rents was attributable primarily to:

•                 the acquisition between January 1, 2010 and June 30, 2011 of 117 aircraft for lease with an aggregate net book value of $4.5 billion at the date of acquisition (including those acquired through the Genesis Transaction), partially offset by the sale of 20 aircraft, during such period, with an aggregate net book value of $0.7 billion at the date of sale. The net increase in our aircraft portfolio (including those acquired through the Genesis Transaction) resulted in an $98.0 million increase in basic rents in the six months ended June 30, 2011 as compared to the six months ended June 30, 2010.

•                 an increase of $3.1 million in basic rents from our engine lease activities in the six months ended June 30, 2011 compared to the six months ended June 30, 2010.

reduced by

•                 a decrease in basic rents of $1.9 million in the six months ended June 30, 2011 compared to the six months ended June 30, 2010 as a result of airline defaults which occurred in the year ended December 31, 2010.

•                 Maintenance rents and other receipts increased by $22.3 million, or 60.8%, to $59.0 million in the six months ended June 30, 2011 from $36.7 million in the six months ended June 30, 2010. The increase was partially attributable to a $10.4 million increase in maintenance revenue as a result of airline defaults and a $4.4 million increase in maintenance revenue from our engine lease activities. The remaining $7.5 million increase in maintenance revenue primarily related to the early lease termination of two A319 aircraft. The early termination of the two A319 aircraft also resulted in corresponding leasing expenses of $7.3 million in the six months ended June 30, 2011.

•                  Sales revenue decreased by $355.1 million, or 69.5%, to $155.5 million in the six months ended June 30, 2011 from $510.6 million in the six months ended June 30, 2010. In the six months ended June 30, 2011, we sold one A320 aircraft, two Boeing 757 aircraft, one MD-82 aircraft and nine engines, whereas in the six months ended June 30, 2010, we sold four A320 aircraft, three A330 aircraft, two Boeing 757 aircraft, one Boeing 767 aircraft and eight engines.

•                  Management fee revenue increased by $4.4 million, or 88.0%, to $9.4 million in the six months ended June 30, 2011 from $5.0 million in the six months ended June 30, 2010. The increase was mainly attributable to the servicing of the joint venture with Waha, which we entered into on November 11, 2010.

•                  Interest revenue decreased by $1.5 million, or 51.7%, to $1.4 million in the six months ended June 30, 2011 from $2.9 million in the six months ended June 30, 2010. The decrease was mainly caused by the unwinding of our notes receivable in defeasance structures, which earned $1.7 million interest income in the six months ended June 30, 2010.

•                  Other revenue decreased by $0.2 million, or 6.7%, to $2.8 million in the six months ended June 30, 2011 from $3.0 million in the six months ended June 30, 2010. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees.

Depreciation. Depreciation increased by $47.2 million, or 31.5%, to $197.2 million in the six months ended June 30, 2011 from $150.0 million in the six months ended June 30, 2010, due primarily to the acquisition of 117 new aircraft between January 1, 2010 and June 30, 2011 with a book value at the time of the acquisition of $4.5 billion. The increase was partially offset by the sale of 20 aircraft between January 1, 2010 and June 30, 2011, with a book value at the time of sale of $0.7 billion.

Asset Impairment. In the six months ended June 30, 2011, we recognized an impairment of $12.7 million. The impairment related to three older A320 aircraft and five engines. The impairment was triggered by adverse market conditions for older fuel-inefficient aircraft that have negatively affected the useful lives and residual values for such aircraft.

Cost of Goods Sold. Cost of goods sold decreased by $346.7 million, or 73.8%, to $123.1 million in the six months ended June 30, 2011 from $469.8 million in the six months ended June 30, 2010. The decrease in cost of goods sold is the result of the decrease in aircraft sales.

Interest on Debt. Our interest on debt increased by $22.0 million, or 17.3%, to $148.9 million in the six months ended June 30, 2011 from $126.9 million in the six months ended June 30, 2010. The majority of the increase in interest on debt was caused by:

•                  an increase in the average outstanding debt balance to $6.6 billion in the six months ended June 30, 2011 from $5.7 billion in the six months ended June 30, 2010, resulting in a $16.2 million increase in our interest on debt;

•                  an increase in our average cost of debt, excluding the effect of mark-to-market movements, to 3.6% in the six months ended June 30, 2011 from 3.1% in the six months ended June 30, 2010. The increase in our average cost of debt is primarily the result of the closing of the Genesis Transaction and the use of fixed rate interest debt. The Genesis Transaction resulted in a $14.3 million increase in our interest on debt.

partially offset by

•                  a $10.7 million decrease in the non-cash recognition of mark-to-market charges on derivatives to a $23.5 million charge in the six months ended June 30, 2011 from a $34.2 million charge in the six months ended June 30, 2010;

Other Operating Expenses. Our other operating expenses increased by $13.6 million, or 41.1%, to $46.7 million in the six months ended June 30, 2011 from $33.1 million in the six months ended June 30, 2010. The principal categories of our other operating expenses and their variances were as follows:

	Six months ended June 30, 2010	Six months ended June 30, 2011	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease-in costs	$6.2	$6.0	$(0.2)	(3.2)%
Leasing expenses	26.4	36.7	10.3	39.0%
Provision for doubtful notes and accounts receivable	0.5	4.0	3.5	700.0%
Total	$33.1	$46.7	$13.6	41.1%

Our operating lease-in costs did not materially change in the six months ended June 30, 2011 compared to the six months ended June 30, 2010.

Our leasing expenses increased by $10.3 million in the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The increase is primarily due to an increase in expenses related to airline defaults between the two periods. We recognized expenses of $9.0 million related to airline defaults in the six months ended June 30, 2011, which expenses were incurred as a result of airline defaults which occurred in 2010 and 2011. In the six months ended June 30, 2010, we did not incur expenses as a result of airline defaults.

Our provision for doubtful notes and accounts receivable increased by $3.5 million in the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The increase was primarily caused by the default of one of our lessees in the six months period ended June 30, 2011.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $26.5 million, or 40.9%, to $91.3 million in the six months ended June 30, 2011 from $64.8 million in the six months ended June 30, 2010. The increase was primarily caused by a $24.5 million one-off charge relating to the buy-out of the Genesis portfolio servicing rights. The buy-out will generate savings of approximately $6.0 million per annum.

Income From Continuing Operations Before Income Taxes. For the reasons explained above, our income from continuing operations before income taxes decreased by $3.5 million, or 3.2%, to $106.6 million in the six months ended June 30, 2011 from $110.1 million in the six months ended June 30, 2010.

Provision for Income Taxes. Our provision for income taxes decreased by $1.2 million or 12.4% to $8.5 million in the six months ended June 30, 2011 from $9.7 million in the six months ended June 30, 2010. Our effective tax rate for the six months ended June 30, 2011 was 8.0% compared to 8.9% for the six months ended June 30, 2010. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Net income of investments accounted for under the equity method. Our net income of investments accounted for under the equity method increased by $4.0 million or 333.3% to $5.2 million in the six months ended June 30, 2011 from $1.2 million in the six months ended June 30, 2010. The increase is a result of the acquisition of our 40% interest in a joint venture with Waha as part of the Waha transaction which closed on November 11, 2010.

Non-controlling interest, net of tax. Our non-controlling interest net of tax decreased by $18.3 million to $0.3 million net income attributable to non-controlling interests in the six months ended June 30, 2011 from $18.6 million net income attributable to non-controlling interests in the six months ended June 30, 2010, due primarily to the repurchase of Waha’s 50% equity interest in AerVenture as part of the Waha transaction, which closed on November 11, 2010.

Net Income attributable to AerCap Holdings N.V.. For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $19.6 million, or 23.5%, to $102.9 million in the six months ended June 30, 2011 from $83.3 million in the six months ended June 30, 2010.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at June 30, 2011 was $535.1 million, including restricted cash of $191.0 million, and our operating cash flow was $234.4 million for the six months ended June 30, 2011. We currently generate significant cash flows from our aircraft and engine leasing business; however, since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS I and ALS II and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our unused lines of credit at June 30, 2011 were approximately $0.8 billion. Our debt balance at June 30, 2011 was $6.5 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the six months ended June 30, 2011, was 3.6%. Our debt to equity ratio was 2.8 to 1 as of June 30, 2011.

Aircraft and engine leasing is a capital intensive business and we have significant capital requirements. These commitments include requirements to make pre-delivery payments, as well as the requirement to pay the balance of the purchase price for aircraft on delivery. As of June 30, 2011, we had 27 aircraft under forward purchase commitments (including five Boeing 737 purchase rights). As a result, we will need to raise additional funds though a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and if necessary, generating proceeds from potential capital market transactions.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft and engines, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the six months ended June 30, 2010 and 2011:

	Six months ended June 30, 2010	Six months ended June 30, 2011
	(US dollars in millions)
Net cash flow provided by operating activities	$300.4	$234.4
Net cash flow used in investing activities	(967.5)	(427.0)
Net cash flow provided by financing activities	745.2	126.7

Six months ended June 30, 2011 compared to Six months ended June 30, 2010.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities decreased by $66.0 million, or 22.0%, to $234.4 million for the six months ended June 30, 2011 from $300.4 million for the six months ended June 30, 2010 primarily due to a decrease in the changes in assets and liabilities, which was mainly caused by the timing of the payments of certain operating expenses, including $24.5 million in relation to the buy-out of the Genesis portfolio servicing rights, partially offset by an increase in our aircraft portfolio and related basic lease revenues.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities decreased by $540.5 million, or 55.9%, to $427.0 million for the six months ended June 30, 2011 from $967.5 million for the six months ended June 30, 2010. The decreased use of cash was primarily due to a decrease of $832.0 million in aircraft purchase activity (including intangible lease premiums) along with $68.8 million decrease in pre-delivery payments. In addition, the use of cash decreased as a result of a $104.8 million increase in the movement in restricted cash. The decrease in cash flows used in investing activities was partially offset by a $366.4 million decrease in asset sale proceeds along with a $103.7 million decrease in our cash flow used in investing activities as a result of the closing of the Genesis Transaction in the six month period ended June 30, 2010.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities decreased by $618.5 million, or 83.0%, to $126.7 million for the six months ended June 30, 2011 from $745.2 million for the six months ended June 30, 2010. This decrease in cash flows provided by financing activities was due to a decrease of $572.9 million in new financing proceeds, net of repayments and debt issuance costs resulting primarily from the decrease in aircraft purchase activity, a decrease of $11.8 million of net receipt of maintenance and security deposits and a decrease of $32.4 million in the capital contributions from non-controlling interests in the six months ended June 30, 2011, as compared to the six months ended June 30, 2010.

Indebtedness

As of June 30, 2011, our outstanding indebtedness totaled $6.5 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at June 30, 2011:

Debt Obligation	Collateral		Commitment	Outstanding	Undrawn amounts	Final stated Maturity
ECA-guaranteed financings	43 aircraft		$2,084,228	$1,653,760	$430,468	2023
ALS I debt	57 aircraft		726,654	726,654	—	2032
ALS II debt	30 aircraft		753,946	753,946	—	2038
Revolving credit facility	21 aircraft		775,000	606,190	168,810	2016
GFL securitization debt	39 aircraft		629,847	629,847	—	2032
TUI portfolio acquisition facility	15 aircraft		279,653	279,653	—	2015
AT revolving credit facility	10 aircraft and 85 engines		425,000	309,374	115,626	2014
Subordinated debt joint ventures partners*	—		64,280	64,280	—	2022
Other debt	55 aircraft & 8 engine	s	1,583,975	1,495,529	88,446	2022
Total			$7,322,583	$6,519,233	$803,350

*                                         Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease-in/lease-out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations. The following table sets forth our contractual obligations and their maturity dates as of June 30, 2011:

	2011 (07/01/2011- 12/31/2011)	2012	2013	2014	Thereafter
	(US dollars in thousands)
Debt (1)	$456,629	$923,904	$827,760	$856,364	$4,197,194
Purchase obligations (2)	164,094	484,062	275,605	88,705	297,970
Operating leases (3)	11,850	17,012	4,208	2,061	11,955
Derivative obligations	20,045	12,635	7,278	4,269	617
Total	$652,618	$1,437,613	$1,114,851	$951,399	$4,507,736

(1)          Includes estimated interest payments based on one-month LIBOR and three-month LIBOR as of June 30, 2011, which were 0.19% and 0.25%, respectively.

(2)          Includes seven new A330 wide-body aircraft, five new A320 family aircraft and ten Boeing 737-800 aircraft on order. Excludes the 35 American Airlines purchase-leaseback Boeing 737-800 Next Generation aircraft, as the agreement was signed subsequent to June 30, 2011.

(3)          Represents contractual operating lease rentals on aircraft under lease-in/lease-out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Singapore, Abu Dhabi, Goodyear, Arizona and Shannon, Ireland.

The table below provides information as of June 30, 2011 regarding our debt and interest obligations per facility type:

	2011 (07/01/2011- 12/31/2011)	2012	2013	2014	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$47,747	$30,230	$—	$—	$—
Debt facilities with non-scheduled amortization (2)	209,283	448,686	423,717	426,698	1,605,427
Other facilities	199,599	444,988	404,043	429,666	2,591,767
Total	$456,629	$923,904	$827,760	$856,364	$4,197,194

(1)          Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)          Represents management estimates. Debt is amortized by the amount of free cash flow generated within each of these facilities.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of June 30, 2011:

	2011 (07/01/2011- 12/31/2011)	2012	2013	2014	Thereafter
	(US dollars in thousands)
Capital expenditures	$134,750	$452,742	$219,480	$—	$280,083
Pre-delivery payments	29,344	31,320	56,125	88,705	$17,887
Total	$164,094	$484,062	$275,605	$88,705	$297,970

As of June 30, 2011, we expect to make capital expenditures related to the purchase of seven A330 aircraft, five A320 aircraft and ten Boeing 737-800 aircraft through the balance of 2011 through 2015. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

As of June 30, 2011, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2011 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these four aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under these leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities.

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into three joint ventures, AerDragon (25%), AerData (43%) and a 40% joint venture with Waha (AerLift), which do not qualify for consolidated accounting treatment. The assets and liabilities of these joint venture are off our balance sheet and we only record our net investment under the equity method of accounting.

INDEBTEDNESS

A detailed summary of the principal terms of our indebtedness can be found in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011. Following is a summary of significant changes to our indebtedness since our 20-F filing:

Revolving credit facility

General.  On April 26, 2006, our consolidated subsidiary, AerFunding 1 Limited entered into a non recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities LLC, Deutsche Bank Trust Company Americas and certain other financial institutions.

On June 10, 2010, the facility was amended and the revolving loans under the UBS revolving credit facility, which were divided into two classes, from the original three classes, were amended. The maximum advance limit on class A loans was amended to $705.5 million from $830.0 million and the maximum advance limit on class B loans was amended to $144.5 million from $170.0 million.

On June 9, 2011, the facility was further amended and restated. The maximum advance limit was amended to $775.0 million from $850.0 million, and the facility was converted to one single class of loans from previous two classes. The revolving term, during which new advances may be made, was amended from May 9, 2011 to June 9, 2013, and the term loan maturity date was extended from May 2014 to June 2016. The lenders to the amended and restated facility include UBS Securities LLC, Credit Suisse AG, Citibank N.A., Nomura Global Financial Products Inc. and Scotiabank Capital.

Borrowings under the revolving credit facility can be used to finance between 73.5% and 78.0% of the lower of the purchase price and the average appraised value of the acquired aircraft. Eligible aircraft under the facility include Airbus A320 family aircraft, A330 aircraft, Boeing 737 NG aircraft and 777 aircraft. In addition, required liquidity reserves are also funded by the lenders.

All borrowings under the revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to aircraft type, aircraft age, lessee and geographical location.

Interest Rate.  Borrowings under the revolving credit facility bear interest based on the Eurodollar rate plus the applicable margin. The following table sets forth the applicable margin for the revolving credit facility during the periods specified:

Applicable Period	Margin
Borrowing period to conversion date, June 9, 2013 (1)	2.90%
Period from conversion date to first anniversary of conversion date	3.90%
Period from after first anniversary of conversion date to second anniversary of conversion date	4.40%
Period from after second anniversary of conversion date to maturity date	4.90%

(1)                              The borrowing period is two years from June 9, 2011 to June 9, 2013, after which the loan converts to a term loan.

Additionally, we are subject to (a) a 0.50% fee on any unused portion of the loan commitment if greater than 50% of the total commitment is utilized or (b) a 0.75% fee on any unused portion of the unused commitment if less than 50% of the total commitment is utilized.

Payment Terms.  Interest on the loans is due on a monthly basis. Principal on the loans amortizes on a monthly basis to the extent funds are available. All outstanding principal not paid during the term is due on the maturity date.

Prepayment.  Advances under the revolving credit facility may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the revolving credit facility are required:

•                  upon the sale of certain assets by a borrower, including any aircraft or aircraft engines financed or refinanced with proceeds from the revolving credit facility;

•                  upon the occurrence of an event of loss with respect to an aircraft or aircraft engine which are financed with proceeds from the revolving credit facility were repayments are made with the proceeds of insurance claims; and

•                  upon the securitization of any interests or leases with respect to aircraft or aircraft engines financed with proceeds from the revolving credit facility.

Maturity Date.  The maturity date of the revolving credit facility is June 9, 2016.

Cash Reserve.  AerFunding is required to maintain up to 6.0% of the borrowing value of the aircraft in reserve for the benefit of the lenders. Amounts held in reserve for the benefit of the lenders are available to the extent there are insufficient funds to pay required expenses, hedge payments or principal of or interest on the loans on any payment date. The amounts on reserve are funded by the lenders.

Collateral.  Borrowings under the revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding’s interests in the leases of its assets.

Certain Covenants.  The revolving credit facility contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerFunding and its subsidiaries to:

•                  sell assets;

•                  incur additional indebtedness;

•                  create liens on assets, including assets financed with proceeds from the revolving credit facility;

•                  make investments, loans, guarantees or advances;

•                  declare any dividends or other asset distributions other than to distribute funds paid to us out of the flow of funds under the revolving credit facility;

•                  make certain acquisitions;

•                  engage in mergers or consolidations;

•                  change the business conducted by the borrowers and their respective subsidiaries;

•                  make specified capital expenditures, other than those related to the purchase, maintenance or conversion of assets financed with proceeds from the revolving credit facility;

•                  own, operate or lease assets financed with proceeds from the revolving credit facility; and

•                  enter into a securitization transaction involving assets financed with proceeds from the UBS revolving credit facility unless certain conditions are met.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixing rate debt, interest rate swaps and interest rate floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The table below provides information as of June 30, 2011 regarding our debt and finance lease obligations and their related interest rate exposure:

	2011 (07/01/2011- 12/31/2011)	2012	2013	2014	2015
	(US dollars in thousands)
Average fixed rate debt outstanding	$1,442,848	$1,353,580	$1,243,754	$1,119,816	$902,915
Average floating rate debt outstanding	4,890,111	4,402,734	3,779,589	3,194,571	2,364,533
Fixed rate interest obligations	36,997	70,847	66,930	63,055	46,227
Floating rate interest obligations (1)	42,515	76,883	71,063	65,164	52,668

(1)          Based on one-month LIBOR and three-month LIBOR as of June 30, 2011, which were 0.19% and 0.25% respectively.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of June 30, 2011 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$3,192	$2,789	$2,178	$1,549	$1,310	$938	$139	$49.7
Weighted average strike rate	3.15%	2.91%	2.68%	3.72%	3.82%	3.86%	4.17%

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Average notional amounts	$845	$590	$423	$233	$31	$—	$—	$(25.9)
Weighted average strike rate	4.90%	1.75%	1.44%	1.48%	2.23%	—%	—%

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$141	$107	$70	$45	$27	$—	$—	$(6.8)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	3.00%	—%	—%

The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the U.S. dollar. As of June 30, 2011, all of our aircraft leases and all of our engine leases were payable in U.S. dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the six months ended June 30, 2011, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $33.0 million in U.S. dollar equivalents and represented 36.1% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

Transbrasil litigation

We leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now defunct Brazilian airline, in the early 1990’s. By 1998, Transbrasil had fallen behind on its financial obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and other affiliates of the General Electric Company (“GE affiliates”). GECAS was the servicer for all these leases at the time. In 1998 and 1999, GECC, the other GE affiliates and AerCap (the “AerCap lessor companies” and collectively the “lessor companies”) restructured the debts owed to them by Transbrasil. Certain promissory notes were issued by Transbrasil in connection with the restructuring. The promissory notes were not paid by Transbrasil and an enforcement action was commenced by GECC on behalf of the lessor companies for payment in 2001. Concurrently, GECC filed for the involuntary bankruptcy of Transbrasil. Transbrasil initiated a lawsuit in February 2001 claiming that the amounts owing under the promissory notes had in fact been paid and sought damages. In 2007, a ruling was made in favor of Transbrasil in its action initiated against the lessor companies. This decision was subsequently appealed. In February 2010, the appeal was denied. In April 2010, the decision against the lessor companies was published which ordered the lessor companies to pay Transbrasil double the amount of the promissory notes plus interest and monetary adjustments (for inflation) as well as damages incurred by Transbrasil as a result of the bankruptcy (the “2010 Judgment”). The decision allowed the calculation of the amounts to be completed at a later stage. In June 2010, a special appeal was presented to the Brazilian court by the AerCap lessor companies based on grounds that certain matters of law were applied incorrectly in the ruling. At this time there is no decision from the court as to whether to admit the special appeal into the main proceedings. AerCap’s Brazilian counsel believes AerCap’s appeal is based on good grounds with a reasonable chance of success.

In July 2011, Transbrasil initiated provisionary enforcement proceedings of the 2010 Judgment and provided the courts their calculation of the amounts owed, which according to Transbrasil amounted to approximately $210 million in the aggregate for all lessor companies after application of the interest and monetary adjustments. The 2010 Judgment did not determine if there was joint and several liability. Of the aggregate amount that Transbrasil has calculated an amount of approximately $15 million is attributable to debts that are owed to the AerCap lessor companies, but Transbrasil did not differentiate between the amounts owed by each of the defendants. AerCap subsequently filed a motion opposing the provisionary enforcement proceedings asserting that the calculations are incorrect and there was no attempt to differentiate between the amounts owed by each of the defendants among other claims. We believe we have strong arguments to significantly reduce the amount calculated by Transbrasil and whether or not the AerCap lessor companies have any liability will be determined in the main proceedings. In August 2011, the judge suspended the enforcement proceedings. Transbrasil subsequently appealed against the suspension and this appeal is currently pending. In addition, Transbrasil initiated a procedure to ascertain the amount for which each of the defendants are liable as a result of the Transbrasil bankruptcy. The court appointed an expert to determine this amount and the AerCap lessor companies appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that the AerCap lessor companies are not liable for any damages as a result of Transbrasil’s bankruptcy because, among other reasons, the AerCap lessor companies did not file for the involuntary bankruptcy of Transbrasil.

Our management, based on the facts and the advice of external legal counsel, has determined that is not necessary to make any provision for this litigation.

Except for the legal proceeding described above there have been no material changes to legal proceedings described in our 2010 Annual Report on Form 20-F, filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our 2010 Annual Report on Form 20-F, filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Removed and Reserved

None.

Item 5. Other Information

None.

Item 6. Exhibits

None.